                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                             BKF Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of class of securities)

                                   05548G 10 2
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                 Name and address and telephone number of person
                authorized to receive notices and communications)

                                 August 18, 2006
                                 ---------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 2 of 14 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   698,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                698,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     698,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 3 of 14 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   698,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                698,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     698,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 4 of 14 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   698,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                698,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     698,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 5 of 14 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          RONALD LABOW
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,256
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,256
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,256
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 6 of 14 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           KURT N. SCHACHT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,256
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,256
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,256
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 7 of 14 Pages
------------------------                                  ----------------------

     The  following  constitutes  Amendment  No. 6  ("Amendment  No.  6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended to add the following:

          Mr. Lichtenstein was not nominated for reelection as a director of the
Issuer.  Mr. LaBow and Mr. Schacht were nominated for reelection as directors of the Issuer and were reelected at the 2006 annual meeting of stockholders held on
June 21, 2006.  Accordingly,  Mr. LaBow and Mr. Schacht are no longer members of the  Section  13(d) group and shall cease to be  Reporting  Persons  immediately after  the  filing of this  Statement.  The  remaining  Reporting  Persons  will continue  filing as a group  statements  on Schedule  13D with  respect to their beneficial  ownership  of  securities  of the Issuer to the extent  required  by applicable law.

     Item 3 is hereby amended and restated to read as follows:

          The  aggregate  purchase  price of the 698,300  Shares  owned by Steel
Partners II is $19,281,617, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

          The  1,256  Shares  owned by each of Mr.  LaBow and Mr.  Schacht  were awarded to them for their services as directors of the Issuer.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  8,221,473  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the  quarterly  period  ended  June 30,  2006,  as filed  with the
Securities and Exchange Commission on August 9, 2006.

          As of the close of business on  September 8, 2006,  Steel  Partners II beneficially owned 698,300 Shares, constituting approximately 8.5% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  698,300  Shares  owned by Steel  Partners  II, constituting approximately 8.5% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 698,300 Shares owned by Steel Partners II,  constituting  approximately 8.5%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 698,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

          As  of  the  close  of  business  on  September  8,  2006,  Mr.  LaBow beneficially  owned  1,256  Shares,  constituting  less  than  1% of the  Shares outstanding.  Mr. LaBow has sole voting power over the 656 Shares of  restricted stock  awarded  by the  Issuer to Mr.  LaBow on March 8, 2006 under the BKF 1998
Incentive

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 8 of 14 Pages
------------------------                                  ----------------------

Compensation Plan (the "Plan"),  which will vest on December 29, 2006. Mr. LaBow has sole  voting and  dispositive  power  over the 600 Shares  awarded to him on
August 4, 2005 under the Plan,  one-half  of which  vested on August 5, 2005 and one-half of which vested on October 1, 2005.

          As of the  close  of  business  on  September  8,  2006,  Mr.  Schacht beneficially  owned  1,256  Shares,  constituting  less  than  1% of the  Shares outstanding. Mr. Schacht has sole voting power over the 656 Shares of restricted stock  awarded  by the  Issuer to Mr.  Schacht  on March 8, 2006 under the Plan, which  will  vest on  December  29,  2006.  Mr.  Schacht  has  sole  voting  and dispositive power over the 600 Shares awarded to him on August 4, 2005 under the
Plan,  one- half of which  vested on August 5, 2005 and one-half of which vested on October 1, 2005.

     Item 5(c) is hereby amended to add the following:

          (c)  Schedule A annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

     Item 7 is hereby amended to add the following exhibit:

          7. Powers of Attorney.

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 9 of 14 Pages
------------------------                                  ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   September 8, 2006   STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             /s/ Lauren Isenman
                             -----------------------------
                             LAUREN ISENMAN
                             as Attorney in Fact for Warren G. Lichtenstein,
                             Managing Member

                             /s/ Ronald Labow
                             -----------------------------
                             RONALD LABOW

                             /s/ Kurt N. Schacht
                             -----------------------------
                             KURT N. SCHACHT

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 10 of 14 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

   Shares of Common Stock           Price Per                    Date of
        Purchased                    Share($)                   Purchase
        ---------                    --------                   --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
         28,900                      4.0151                     08/18/06

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                  RONALD LABOW
                                  ------------
                                      None

                                 KURT N. SCHACHT
                                 ---------------
                                      None

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 11 of 14 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

                   Exhibit                                                 Page

1.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,       --
     Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of
     April 29, 2004 (previously filed).

2.   Letter from Steel  Partners II, L.P. to the Board of Directors of       --
     BKF Capital  Group,  Inc.,  dated  December 16, 2004  (previously filed).

3.   Letter from Steel Partners II, L.P. to BKF Capital  Group,  Inc.,       --
     dated  December  16,  2004,  submitting  a  stockholder  proposal
     (previously filed).

4.   Letter from Steel Partners II, L.P. to BKF Capital  Group,  Inc.,       --
     dated December 16, 2004, requesting a stockholders list and other corporate records (previously filed).

5.   Director  Nomination  Letter from Steel  Partners II, L.P. to BKF       --
     Capital Group,  Inc., dated February 11, 2005,  together with the
     Joint Filing and Solicitation Agreement (previously filed).

6.   Letter from Steel Partners II, L.P. to BKF Capital  Group,  Inc.,       --
     dated February 9, 2005,  requesting  modifications,  additions or deletions  to  stockholders  list  and  other  corporate  records
     (previously filed).

7.   Powers of Attorney.                                                   12-14

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 12 of 14 Pages
------------------------                                  ----------------------

                           POWER OF ATTORNEY

          Know  all by  these  presents,  that  each of the  undersigned  hereby constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

     1.   execute for and on behalf of the undersigned all documents relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2.   do and perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3.   take any other action of any type  whatsoever in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

          The undersigned hereby grants to each such attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

          This Power of  Attorney  shall  remain in full force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

          IN WITNESS WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /S/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    ----------------------------    ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 13 of 14 Pages
------------------------                                  ----------------------

                                POWER OF ATTORNEY

          Know  all by  these  presents,  that  each of the  undersigned  hereby constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

     1.   execute for and on behalf of the undersigned all documents relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2.   do and perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3.   take any other action of any type  whatsoever in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

          The undersigned hereby grants to each such attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

          This Power of  Attorney  shall  remain in full force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

          IN WITNESS WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /S/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    ----------------------------    ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member

------------------------                                  ----------------------
CUSIP No. 05548G 10 2                 13D                    Page 14 of 14 Pages
------------------------                                  ----------------------

                                POWER OF ATTORNEY

          Know  all by  these  presents,  that  each of the  undersigned  hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

     1.   execute for and on behalf of the undersigned all documents relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2.   do and perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3.   take any other action of any type  whatsoever in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

          The undersigned hereby grants to each such attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

          This Power of  Attorney  shall  remain in full force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

          IN WITNESS WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /S/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    ----------------------------    ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member